-------------------------------------------------------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                          ---------------------------

                                SCHEDULE 13D/A*
                  Under the Securities Exchange Act of 1934**

                          ---------------------------


                      BRITISH SKY BROADCASTING GROUP plc
                               (Name of Issuer)

                          ---------------------------


                 Ordinary Shares, Nominal Value 50p Per Share
                        (Title of Class of Securities)

                          ---------------------------


                                   G15632105
                                (CUSIP Number)

                          ---------------------------

                            Vivendi Universal S.A.
                            42, avenue de Friedland
                         75380 Paris, Cedex 08, France
                         Telephone: 33 (1) 71 71 10 00

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                     ------------------------------------

                                   Copy to:
                             Faiza J. Saeed, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

                     ------------------------------------

                                October 8, 2001
            (Date of Event Which Requires Filing of this Statement)

-------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* Note: This statement constitutes Amendment No. 1 of the Report on Schedule 13D of the reporting group consisting of Vivendi Universal S.A., BSB Holdings Limited (removed pursuant to this Amendment), Friedland Finance (Number One) Limited (added pursuant to this amendment) and Friedland Finance (Number Two) Limited (added pursuant to this amendment). This statement also constitutes the initial filing of a report on Schedule 13D of Friedland Finance (Number
One) Limited and the initial filing of a report on Schedule 13D of Friedland Finance (Number Two) Limited.

** The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

CUSIP No. G15632105

(1)      NAME OF REPORTING PERSON
         Vivendi Universal S.A.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not Applicable (foreign entity)

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
              (a) (x)
              (b) (  )

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS
         WC, OO

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                          (  )

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Republic of France

    NUMBER OF      (7)   SOLE VOTING POWER
     SHARES              None
  BENEFICIALLY
    OWNED BY       (8)   SHARED VOTING POWER
      EACH               415,481,686*
    REPORTING
     PERSON        (9)   SOLE DISPOSITIVE POWER
      WITH               None

                   (10)  SHARED DISPOSITIVE POWER
                         415,481,686*

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         415,481,686*

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( ) (See Instructions)

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.0%

(14)     TYPE OF REPORTING PERSON
         CO

*Includes 400,596,798 shares as to which Vivendi Universal S.A. disclaims voting power, dispositive power and beneficial ownership solely as defined in Section 240.13d-3 and for purposes of Section 13(d) of the Securities Exchange Act of 1934; See Item 5.

CUSIP No. G15632105

(1)   NAME OF REPORTING PERSON
         BSB Holdings Limited

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Not Applicable (foreign entity)

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                (a) (x)
                (b) ( )
(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS
         OO

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                          (  )

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
         United Kingdom

      NUMBER OF       (7)   SOLE VOTING POWER
       SHARES               None
    BENEFICIALLY
      OWNED BY        (8)   SHARED VOTING POWER
        EACH                None
      REPORTING
       PERSON         (9)   SOLE DISPOSITIVE POWER
        WITH                None

                      (10)  SHARED DISPOSITIVE POWER
                            None

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( ) (See Instructions)

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

(14)  TYPE OF REPORTING PERSON
         CO

CUSIP No. G15632105

(1)   NAME OF REPORTING PERSON
         Friedland Finance (Number One) Limited

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Not Applicable (foreign entity)

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
               (a) (x)
               (b) (  )

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS
         OO

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                          (  )

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
         United Kingdom

     NUMBER OF          (7)       SOLE VOTING POWER
      SHARES                      None
   BENEFICIALLY
     OWNED BY           (8)       SHARED VOTING POWER
       EACH                       196,989,203*
     REPORTING
      PERSON            (9)       SOLE DISPOSITIVE POWER
       WITH                       None

                        (10)      SHARED DISPOSITIVE POWER
                                  196,989,203*

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         196,989,203*

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( ) (See Instructions)

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.4%

(14)  TYPE OF REPORTING PERSON
         CO

*Friedland Finance (Number One) Limited disclaims voting power and dispositive power with respect to, and beneficial ownership of, all 196,989,203 shares solely as defined in Section 240.13d-3 and for purposes of Section 13(d) of the Securities Exchange Act of 1934; See Item 5.

CUSIP No. G15632105

(1)      NAME OF REPORTING PERSON
         Friedland Finance (Number Two) Limited

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not Applicable (foreign entity)

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
               (a) (x)
               (b) (  )

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS
         OO

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                          (  )

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         United Kingdom

     NUMBER OF          (7)       SOLE VOTING POWER
      SHARES                      None
   BENEFICIALLY
     OWNED BY           (8)       SHARED VOTING POWER
       EACH                       203,607,595*
     REPORTING
      PERSON            (9)       SOLE DISPOSITIVE POWER
       WITH                       None

                        (10)      SHARED DISPOSITIVE POWER
                                  203,607,595*

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         203,607,595*

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( ) (See Instructions)

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.8%

(14)     TYPE OF REPORTING PERSON
         CO

*Friedland Finance (Number Two) Limited disclaims voting power and dispositive power with respect to, and beneficial ownership of, all 203,607,595 shares solely as defined in Section 240.13d-3 and for purposes of Section 13(d) of the Securities Exchange Act of 1934; See Item 5.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                  Statement of

                             Vivendi Universal S.A.
                              BSB Holdings Limited
                     Friedland Finance (Number One) Limited
                                       and
                     Friedland Finance (Number Two) Limited

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                  in respect of

                       BRITISH SKY BROADCASTING GROUP plc


     This Report on Schedule 13D relates to the ordinary shares, nominal value 50p per share (the "Issuer Ordinary Shares"), of British Sky Broadcasting Group plc, an English public limited company (the "Issuer"). The Report on Schedule 13D originally filed with the Commission by the reporting group (the "Reporting Group") consisting of Vivendi Universal S.A., a societe anonyme organized under the laws of the Republic of France ("Vivendi") and BSB Holdings Limited, an English limited company ("BSBH") on April 25, 2001 (the "Reporting Group
Schedule 13D"), is hereby amended and supplemented to include the information set forth herein. This Report on Schedule 13D constitutes Amendment No. 1 to the Reporting Group 13D, the original filing of a Report on Schedule 13D of Friedland Finance (Number One) Limited, an English limited company ("Friedland One") (the "Friedland One 13D"), and the original filing of a Report on Schedule 13D of Friedland Finance (Number Two) Limited, an English limited company ("Friedland Two") (the "Friedland Two 13D"). The Reporting Group 13D, the Friedland One 13D and the Friedland Two 13D are collectively referred to as the "Schedule 13D." Capitalized terms not defined herein have the meanings given to such terms in the prior Reports on Schedule 13D referred to in this paragraph.

     The Reporting Group and BSBH hereby amend the Schedule 13D to reflect the fact that as of October 6, 2001, BSBH has ceased to be a beneficial owner of any securities of British Sky Broadcasting Group plc and is no longer a member of the Reporting Group.

ITEM 2.      IDENTITY AND BACKGROUND

     The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     (a) The names of the persons filing this statement are Vivendi Universal S.A., BSB Holdings Limited, Friedland Finance (Number One) Limited and Friedland Finance (Number Two) Limited. Vivendi, Friedland One and Friedland Two are collectively referred to as the "Vivendi Group".

     (b) The address of the principal office and principal business of Friedland One is 15 Appold Street, London, England, EC2A 2HB. The address of the principal office and principal business of Friedland Two is 15 Appold Street, London, England, EC2A 2HB.

     (c) Friedland One and Friedland Two are direct subsidiaries of Vivendi, formed for the sole purpose of holding shares of the Issuer and consummating the other transactions described in Item 5 of this Schedule 13D. All the ordinary shares of each of Friedland One and Friedland Two are held by Vivendi. Each of Friedland One and Friedland Two have one outstanding Class A share, which in each case is held by Deutsche Bank AG London ("Deutsche Bank"). Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each of Friedland One's directors and executive officers and each of the directors and executive officers of Friedland Two, in each case as of the date hereof.

     (d) During the past five years, no member of the Vivendi Group nor, to the Vivendi Group's knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, no member of the Vivendi Group nor, to the Vivendi Group's knowledge, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Not applicable.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information contained in Item 5 of the Schedule 13D is hereby incorporated by reference herein.


ITEM 4.      PURPOSE OF TRANSACTION

     The information set forth in Item 5 of the Schedule 13D is hereby incorporated by reference herein.

     The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     Vivendi, BSBH, Friedland One and Friedland Two entered into the transactions described in Item 5 (the "Transactions") for the purpose of complying with the terms of the EC Approval. The EC Approval expressly contemplated that the Vivendi Group may divest itself of its interest in the Issuer by issuing bonds exchangeable into the Issuer Ordinary Shares. Thus the Transactions were designed to comply with the terms of the EC Approval and Vivendi believes that they do comply with such terms. The European Commission is currently reviewing the Transactions in order to determine such compliance. In addition, the structure of the Transactions permits the Transactions to be qualified under US GAAP as a "true sale" enabling Vivendi to deconsolidate from its balance sheet the Issuer Ordinary Shares and the debt represented by the Exchangeable Bonds.

     As a result of the Transactions Vivendi has irrevocably lost its right, under the by-laws of the Issuer, to appoint one representative on the Issuer's board of directors.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

     The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     On October 6, 2001, Vivendi sold all of its Issuer Ordinary Shares (other than 14,884,888 Issuer Ordinary Shares underlying the exchangeable bonds originally issued by Pathe) to Friedland One at market value and BSBH sold all of its Issuer Ordinary Shares to Friedland Two at market value. The ordinary shares of each of Friedland One and Friedland Two are directly and entirely held by Vivendi. Each of Friedland One and Friedland Two have one issued and outstanding Class A share which is held by Deutsche Bank. With respect to each of Friedland One and Friedland Two, the Class A share gives Deutsche Bank the right to block major corporate actions such as the issuance of any additional shares, amendment of the articles, creation of indebtedness or variation of the rights attaching to the Class A shares. With respect to each of Friedland One and Friedland Two, the Class A share cannot be transferred separately from the Exchangeable Bond described below issued by Friedland One or Friedland Two, as applicable.

     The by-laws of each of Friedland One and Friedland Two prohibit it (and thereby Vivendi) from (i) exercising any of the voting rights attached to the Issuer Ordinary Shares, (ii) designating a proxy to vote such shares, (iii) making any shareholder decision in connection with any corporate action taken by the Issuer (including, without limitation, taking up any rights arising from a rights issue, accepting an own share purchase of Issuer Ordinary Shares by the Issuer or accepting any takeover offer unless there have already been at least 50% acceptances in which event the offer must be accepted) and (iv) selling the Issuer Ordinary Shares to Vivendi or any member of its group. These limitations are designed to comply with the agreements undertaken by Vivendi in connection with the EC Approval and also allow each of Friedland One and Friedland Two to be treated under US GAAP as Qualified Special Purpose Entities in which the parent shareholder is totally passive without any control or influence whatsoever on the shares held by such structures, in this case, the Issuer Ordinary Shares. Vivendi has agreed to undertake vis-a-vis the European Commission (i) not to transfer its shares of Friedland One and Friedland Two and
(ii) not to amend the by-laws of Friedland One and Friedland Two without, in each case, the European Commission's prior approval.

     To finance their acquisition of Issuer Ordinary Shares from Vivendi and BSBH, each of Friedland One and Friedland Two issued an exchangeable bond (each, an "Exchangeable Bond"), exchangeable, subject to certain conditions, for Issuer Ordinary Shares, to Deutsche Bank for aggregate proceeds of L2,519,753,859.
The purchase price of each Exchangeable Bond was determined by the reference market value of the Issuer Ordinary Shares held by Friedland One, or Friedland Two, as applicable at that time.

     Each Exchangeable Bond entitles its holder to require redemption of the Exchangeable Bond at any time on or after the issue date until the date of maturity of the Exchangeable Bond, October 8, 2005, either by delivery of the Issuer Ordinary Shares held by Friedland One or Friedland Two, as applicable, or by payment in cash of an amount equal to the market value of such Issuer Ordinary Shares upon redemption of the Exchangeable Bond. Deutsche Bank has agreed not to exercise its rights to redemption prior to July 1, 2003, so long as no event of default has occurred under the Exchangeable Bonds and it does not violate applicable law for Deutsche Bank to continue to hold the Exchangeable Bonds. If the holder of the Exchangeable Bond elects redemption by delivery of the Issuer Ordinary Shares, such Issuer Ordinary Shares will be transferred to the holder without any restriction on subsequent dealings in the Issuer Ordinary Shares either by Vivendi or by the European Commission. Vivendi has agreed to undertake vis-a-vis the European Commission that the repurchase of the Issuer Ordinary Shares or the Exchangeable Bonds by Vivendi or any member of its consolidated group shall be expressly prohibited.

     Each of Friedland One and Friedland Two have entered into an irrevocable sale mandate (the "Mandate") with Morgan Grenfell & Co. Ltd, an affiliate of Deutsche Bank ("Morgan Grenfell"), for any Issuer Ordinary Shares they hold following redemption of the Exchangeable Bonds in the event that the holder of the Exchangeable Bond elects to receive the redemption proceeds thereof in cash. Under the terms of the Mandate, the Issuer Ordinary Shares will be sold by Morgan Grenfell at its discretion and with no minimum price, with the only conditions being that (i) all sales must be completed within a period between one and five months following redemption and (ii) no sale or sales by Morgan Grenfell for the account of Friedland One and Friedland Two to an identified purchaser (or to affiliates or persons acting in concert therewith) of Issuer Ordinary Shares representing in the aggregate more than one per cent of the Issuer's share capital shall take place without the European Commission's prior approval.

     Deutsche Bank may transfer the Exchangeable Bonds, however any transfer of the Exchangeable Bonds is subject to the joint approval of the European Commission and of Vivendi and Vivendi is to undertake vis-a-vis the European Commission that its approval will not be given without the European Commission's prior approval. The Mandate described above will be effective irrespective of the holder of the Exchangeable Bonds upon redemption.

     Vivendi and Deutsche Bank have also entered into a Total Return Swap (the "TRS") pursuant to which the Vivendi Group will retain all of the economic risk (upside as well as downside) attached to the Issuer Ordinary Shares until the Exchangeable Bonds are redeemed and, if applicable, the Issuer Ordinary Shares are sold pursuant to the Mandate. Each quarter, the notional amount of the TRS is updated either upwards or downwards and the relevant payment made (either by Vivendi or by Deutsche Bank) depending upon the market value of the Issuer Ordinary Shares compared with the latest quarterly update. Upon the termination of the TRS, a payment shall be made either by Vivendi or by Deutsche Bank of an amount equal to the difference (whether positive or negative) between the value of the Issuer Ordinary Shares upon the last quarterly update and the proceeds received by Deutsche Bank upon the disposal of the Issuer Ordinary Shares.

     The substantive effect of the transactions described in this Item 5 is that the Vivendi Group has irrevocably implemented arrangements whereby the entirety of the Issuer Ordinary Shares held by it will be divested in due course but it does not know when the divestiture will take effect nor for what consideration; however at the latest, the divestiture will be completed by March 8, 2006, which is the latest possible expiration of the Mandate, assuming that the Exchangeable Bonds are not exchanged prior to maturity. In particular, the Vivendi Group has lost all rights to decide when the final divestiture will take place, the means by which Morgan Grenfell shall complete the divestiture and the identity of the persons to whom Morgan Grenfell shall sell the Issuer Ordinary Shares.

     As a result of the Transactions, the Vivendi Group (i) has renounced the right to vote the Issuer Ordinary Shares held by Friedland One and Friedland Two; (ii) has irrevocably lost its right to appoint one representative on the Issuer's board of directors; (iii) is prohibited from disposing directly or indirectly (via the disposal of the shares of Friedland One or Friedland Two) of the Issuer Ordinary Shares underlying the Exchangeable Bonds; (iv) has no right over the decisions made by Deutsche Bank regarding (a) timing for reimbursement of the Exchangeable Bonds, (b) the choice between Issuer Ordinary Shares and cash nor, assuming Deutsche Bank exercises its exchange right for Issuer Ordinary Shares, (c) what Deutsche Bank will ultimately do with the Issuer Ordinary Shares; (v) is prohibited from acquiring the Exchangeable Bonds or from reacquiring the Issuer Ordinary Shares; (vi) has ensured, pursuant to the Mandate, that in the event Deutsche Bank elects to receive cash upon redemption of the Exchangeable Bonds, the Issuer Ordinary Shares will be sold by Morgan Grenfell within five months at no minimum price. Accordingly, each member of the Reporting Group individually, and the Reporting Group as a whole, (i) disclaims beneficial ownership of the Issuer Ordinary Shares solely as defined in Section 240.13d-3 and for purposes of
Section 13(d) of the Securities Exchange Act of 1934, without prejudice to any other construction of the term "beneficial ownership" for any other purpose and (ii) disclaims the formation of any group with Deutsche Bank or Morgan Grenfell.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information set forth in Item 5 of the Schedule 13D is hereby incorporated by reference herein.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS

     The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     The following documents are filed as exhibits to this statement:

     3. Articles of Association of Friedland Finance (Number One) Limited.

     4. Articles of Association of Friedland Finance (Number Two) Limited.

     5. Subscription Agreement dated October 8, 2001, among Friedland Finance (Number One) Limited and Deutsche Bank AG London.

     6. Subscription Agreement dated October 8, 2001, among Friedland Finance (Number Two) Limited and Deutsche Bank AG London.

     7. Exchangeable Note dated October 8, 2001, by Friedland Finance (Number
        One) Limited in favor of Deutsche Bank AG London.

     8. Exchangeable Note dated October 8, 2001, by Friedland Finance (Number
        Two) Limited in favor of Deutsche Bank AG London.

     9. Irrevocable Sale Mandate in Respect of BSKYB Shares dated October 8, 2001, by Friedland Finance (Number One) Limited to Morgan Grenfell & Co. Limited.

    10. Irrevocable Sale Mandate in Respect of BKSYB Shares dated October 8, 2001, by Friedland Finance (Number Two) Limited to Morgan Grenfell.

    11. Letter Agreement dated October 8, 2001, between Deutsche Bank AG London and Vivendi Universal S.A.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Vivendi Universal S.A.,

                                             by /s/ Dominique Gibert
                                                ---------------------------
                                                Name:  Dominique Gibert
                                                Title:  Deputy Chief Financial
                                                        Officer


                                           BSB Holdings Limited,

                                             by /s/ Stephen Dunkling
                                                ---------------------------
                                                Name:  Stephen Dunkling
                                                Title:  Director


                                            Friedland Finance (Number One) Ltd,

                                             by /s/ Richard Constant
                                                ---------------------------
                                                Name:  Richard Constant
                                                Title:  Director


                                            Friedland Finance (Number Two) Ltd,

                                             by /s/ Richard Constant
                                                ---------------------------
                                                Name:  Richard Constant
                                                Title:  Director





Dated:  October 25, 2001

                                  EXHIBIT INDEX

Exhibit
Number     Exhibit Name

 1. Trust Deed between Pathe and Chase Manhattan Trustees Limited, dated 10th November, 1998. /*/

 2. Agency Agreement by and among Vivendi, as Issuer, BNP Paribas, as Fiscal Agent, Principal Exchange Agent, Principal Paying Agent and Calculation Agent, and Paribas Luxembourg as Exchange Agent and Paying Agent in Luxembourg, dated 5 July 2000. /*/

 3.       Articles of Association of Friedland Finance (Number One) Limited.

 4.       Articles of Association of Friedland Finance (Number Two) Limited.

 5. Subscription Agreement dated October 8, 2001, among Friedland Finance (Number One) Limited and Deutsche Bank AG London.

 6. Subscription Agreement dated October 8, 2001, among Friedland Finance (Number Two) Limited and Deutsche Bank AG London.

 7. Exchangeable Note dated October 8, 2001, by Friedland Finance (Number One) Limited in favor of Deutsche Bank AG London.

 8. Exchangeable Note dated October 8, 2001, by Friedland Finance (Number Two) Limited in favor of Deutsche Bank AG London.

 9. Irrevocable Sale Mandate in Respect of BSKYB Shares dated October 8, 2001, by Friedland Finance (Number One) Limited to Morgan Grenfell & Co. Limited.

10. Irrevocable Sale Mandate in Respect of BKSYB Shares dated October 8, 2001, by Friedland Finance (Number Two) Limited to Morgan Grenfell.

11. Letter Agreement dated October 8, 2001, between Deutsche Bank AG London and Vivendi Universal S.A.

/*/  Previously filed.

                                                                    SCHEDULE A


     The information contained in Schedule A of the Schedule 13D with respect to the directors and executive officers of Vivendi Universal S.A. is hereby amended and restated as follows:

     The following is a list of the directors and executive officers of Vivendi Universal S.A., setting forth the residence or business address, citizenship, principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted for each such person. Except as set forth below, the principal business address of each person is the address of Vivendi Universal S.A. set forth in Item 2 above.

Board of Directors of Vivendi Universal S.A.



Name                       Position             Citizenship          Present Principal Occupation and Business Address

Jean-Marie Messier         Chairman and         France               Chairman and CEO of Vivendi Universal S.A.
                           CEO

Edgar Bronfman, Jr.        Vice Chairman        United States        Vice Chairman of Vivendi Universal S.A.
                                                                     Joseph E. Seagram & Sons, Inc.
                                                                     375 Park Avenue, 10th Floor
                                                                     New York, NY 10152-0192
                                                                     USA

Eric Licoys                Director             France               Co-COO of Vivendi Universal S.A., Chairman and CEO
                                                                     of Havas

Pierre Lescure             Director             France               Co-COO of Vivendi Universal S.A., Chairman and CEO
                                                                     of Canal+ and Chairman of the Executive Board of
                                                                     Groupe Canal+

Bernard Arnault            Director             France               Chairman and CEO of LVMH
                                                                     30, avenue Hoche
                                                                     75008 Paris
                                                                     France

Jean-Louis Beffa           Director             France               Chairman and CEO of Compagnie de Saint-Gobain
                                                                     "Les Miroirs" Cedex 27
                                                                     92096 Paris la Defense
                                                                     France

Edgar M. Bronfman          Director             United States        Former Chairman of The Seagram Company Ltd.
                                                                     Joseph E. Seagram & Sons, Inc.
                                                                     375 Park Avenue, 5th Floor
                                                                     New York, NY 10152-0192
                                                                     USA

Richard H. Brown           Director             United States        Chairman and CEO of Electronic Data Systems
                                                                     Corporation
                                                                     540 Legacy Drive
                                                                     Plano, Texas 75024-3199
                                                                     USA

Jean-Marc Espalioux        Director             France               Chairman of the Executive Board of Accor
                                                                     Tour Maine Montparnasse
                                                                     33, avenue du Maine
                                                                     75755 Paris Cedex 15
                                                                     France

Philippe Foriel-Destezet   Director             France               Chairman of Nescofin UK Ltd.
                                                                     Flat 3
                                                                     43/44 Rutland Gate
                                                                     London SW7 IPB
                                                                     England

Jacques Friedmann          Director             France               Retired Chairman of the Supervisory Board of
                                                                     AXA-UAP
                                                                     80, avenue de Breteuil
                                                                     75015 Paris
                                                                     France

                                                                    SCHEDULE A



Name                       Position             Citizenship          Present Principal Occupation and Business Address

Esther Koplowitz           Director             Spain                Chairman and member of the Board of Directors of
                                                                     Fomento de Construcciones y Contratas
                                                                     Torre Picasso
                                                                     Plaza Pablo Ruiz Picasso
                                                                     28020 Madrid
                                                                     Spain

Mario-Josee Kravis         Director             U.S.                 Senior Fellow, Hudson Institute
                                                                     c/o 625 Park Avenue
                                                                     New York, New York 10021

Henri Lachmann             Director             France               Chairman and CEO of Schneider Electric Industries
                                                                     43-45, boulevard F. Roosevelt
                                                                     92500 Rueil Malmaison
                                                                     France

Samuel Minzberg            Director             Canada               President and Chief Executive Officer
                                                                        of Claridge Inc.
                                                                     1170 Peel Street
                                                                     Montreal, Quebec H3B 4P2
                                                                     Canada

Simon Murray               Director             United Kingdom       Chairman of Simon Murray and Co.
                                                                     Princes House
                                                                     38 Jermyn Street
                                                                     London SW1Y 6DT
                                                                     England

Serge Tchuruk              Director             France               Chairman and CEO of Alcatel
                                                                     54, rue de la Boetie
                                                                     75008 Paris
                                                                     France

Rene Thomas                Director             France               Honorary Chairman and Director of Banque Nationale
                                                                     de Paris - PARIBAS
                                                                     16, boulevard des Italiens
                                                                     75009 Paris
                                                                     France

Marc Vienot                Director             France               Honorary Chairman and Director of Societe Generale
                                                                     Tour Societe Generale
                                                                     92972 Paris la Defense
                                                                     France


                                                                    SCHEDULE A

          The information contained in Schedule A of the Schedule 13D is hereby amended by deleting all references to the directors and officers of BSB Holdings Limited.

                                                                    SCHEDULE A

     The following is a list of the directors and executive officers of Friedland Finance (Number One) Limited, setting forth the residence or business address, citizenship, principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted for each such person. Except as set forth below, the principal business address of each person is the address of Friedland Finance (Number One) Limited set forth in Item 2 above.


Board of Directors of Friedland Finance (Number One) Limited



Name                       Position             Citizenship          Present Principal Occupation and Business Address

Richard Constant           Director             UK                   General Counsel Universal Music International
                                                                     8 St. James's Square
                                                                     London SW1Y 4JU


                                                                    SCHEDULE A

Executive Officers of Friedland Finance (Number One) Limited

Name                               Position

None.

                                                                    SCHEDULE A

     The following is a list of the directors and executive officers of Friedland Finance (Number Two) Limited, setting forth the residence or business address, citizenship, principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted for each such person. Except as set forth below, the principal business address of each person is the address of Friedland Finance (Number Two) Limited set forth in Item 2 above.

Board of Directors of Friedland Finance (Number Two) Limited



Name                        Position              Citizenship         Present Principal Occupation and Business Address

Richard Constant            Director              UK                  General Counsel Universal Music International
                                                                      8 St. James's Square
                                                                      London SW1Y 4JU


                                                                    SCHEDULE A
Executive Officers of Friedland Finance (Number Two) Limited

Name                              Position

None.